Exhibit 99.100

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 7th day of January, 2005.

AMONG:

STARPOINT ENERGY TRUST, a trust organized under the laws of Alberta
(hereinafter referred to as “StarPoint Energy Trust”)

- and -

STARPOINT ENERGY LTD., a corporation incorporated under the
laws of Alberta (hereinafter referred to as “AmalgamationCo” or “StarPoint”)

- and -

STARPOINT EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as “ExchangeCo”)

WHEREAS pursuant to an arrangement agreement dated as of November 18, 2004 between StarPoint Energy Ltd. and E3 Energy Inc. (such agreement, as it may be further amended or restated, is hereafter referred to as the “Arrangement Agreement”), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the “Exchangeable Shares”) in the capital of AmalgamationCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AmalgamationCo set forth the rights, privileges, restrictions and conditions (collectively, the “Share Provisions”) attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby StarPoint Energy Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that AmalgamationCo will be able to make certain payments and to deliver or cause to be delivered StarPoint Trust Units in satisfaction of the obligations of AmalgamationCo under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1                                                                               Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2                                                                               Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3                                                                               Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa.  Words importing the use of any gender shall include all genders.

1.4                                                                               Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF STARPOINT ENERGY TRUST, EXCHANGECO AND AMALGAMATIONCO

2.1                                                                               Covenants of StarPoint Energy Trust and ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, StarPoint Energy Trust and ExchangeCo each agree that:

(a)                                 StarPoint Energy Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b)                                 StarPoint Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AmalgamationCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AmalgamationCo or any other distribution of the assets of AmalgamationCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AmalgamationCo to cause to be delivered StarPoint Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c)                                  StarPoint Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AmalgamationCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AmalgamationCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AmalgamationCo to cause to be delivered StarPoint Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d)                                 StarPoint Energy Trust will not exercise its vote as a shareholder of AmalgamationCo to initiate the voluntary liquidation, dissolution or winding-up of AmalgamationCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AmalgamationCo.

2.2                                                                               Segregation of Funds

Subject to the exercise by StarPoint Energy Trust or ExchangeCo of any of the Call Rights, StarPoint Energy Trust will cause AmalgamationCo to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable AmalgamationCo to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and AmalgamationCo will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3                                                                               Notification of Certain Events

In order to assist StarPoint Energy Trust and ExchangeCo to comply with their respective obligations hereunder, AmalgamationCo will give StarPoint Energy Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a)                                 immediately, in the event of any determination by the Board of Directors of AmalgamationCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b)                                 immediately, upon the earlier of: (i) receipt by AmalgamationCo of notice of; and (ii) AmalgamationCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AmalgamationCo or to effect any other distribution of the assets of AmalgamationCo among its shareholders for the purpose of winding-up its affairs;

(c)                                  immediately, upon receipt by AmalgamationCo of a Retraction Request;

(d)                                 at least 90 days prior to any Redemption Date;

(e)                                  as soon as practicable upon the issuance by AmalgamationCo of any Exchangeable Shares or any rights to acquire same; and

(f)                                   in the event of any determination by the Board of Directors of AmalgamationCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AmalgamationCo or to effect any other distribution of the assets of AmalgamationCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4                                                                               Delivery of StarPoint Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AmalgamationCo to cause to be delivered StarPoint Trust Units to any holder of Exchangeable Shares, subject to the exercise by StarPoint Energy Trust or ExchangeCo of any of the Call Rights, StarPoint Energy Trust shall forthwith issue and deliver the requisite StarPoint Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AmalgamationCo shall direct.  All such StarPoint Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5                                                                               Qualification of StarPoint Trust Units

StarPoint Energy Trust covenants that if any StarPoint Trust Units (or other securities into which StarPoint Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights) (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the “Applicable Laws”) before such securities (or other securities into which StarPoint Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by StarPoint Energy Trust or ExchangeCo to the initial holder thereof (other than AmalgamationCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a “control person” of StarPoint Energy Trust for purposes of Canadian federal or provincial securities law), StarPoint Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause such StarPoint Trust Units (or other securities into which StarPoint Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved.  StarPoint Energy Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the StarPoint Trust Units (or other securities into which StarPoint Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a “control person” of StarPoint Energy Trust for the purposes of Canadian federal and provincial securities law).  StarPoint Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all StarPoint Trust Units (or other securities into which StarPoint Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6                                                                               Equivalence

(a)                                 StarPoint Energy Trust will not:

(i)                                     issue or distribute StarPoint Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire StarPoint Trust Units) to the holders of all or substantially all of the then outstanding StarPoint Trust Units by way of stock distribution or other distribution, other than an issue of StarPoint Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire StarPoint Trust Units) to holders of StarPoint Trust Units who exercise an option to receive distributions in StarPoint Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire StarPoint Trust Units) in lieu of receiving cash distributions;

(ii)                                  issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding StarPoint Trust Units entitling them to subscribe for or to purchase StarPoint Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire StarPoint Trust Units);

(iii)                               issue or distribute to the holders of all or substantially all of the then outstanding StarPoint Trust Units:

(A)                               securities of StarPoint Energy Trust of any class other than StarPoint Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire StarPoint Trust Units);

(B)                               rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C)                               evidences of indebtedness of StarPoint Energy Trust; or

(D)                               assets of StarPoint Energy Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(iv)                              subdivide, redivide or change the then outstanding StarPoint Trust Units into a greater number of StarPoint Trust Units; or

(v)                                 reduce, combine or consolidate or change the then outstanding StarPoint Trust Units into a lesser number of StarPoint Trust Units; or

(vi)                              reclassify or otherwise change the StarPoint Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the StarPoint Trust Units;

unless

(vii)                           the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(viii)                        it has received the prior written approval of AmalgamationCo and the approval of the holders of the Exchangeable Shares at meeting of holders of Exchangeable Shares.

(b)                                 StarPoint Energy Trust will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by StarPoint Energy Trust (with simultaneous notice thereof to be given by StarPoint Energy Trust to AmalgamationCo).

2.7                                                                               Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to StarPoint Trust Units (a “Bid”) is proposed by StarPoint Energy Trust or is proposed to StarPoint Energy Trust or the holders of StarPoint Trust Units, and is recommended by the board of directors of StarPoint Energy Ltd. or the Board of Directors of AmalgamationCo, as applicable, or is otherwise effected or to be effected with the consent or approval of the board of directors of StarPoint Energy Ltd. or the Board of Directors of AmalgamationCo, as applicable, StarPoint Energy Trust or AmalgamationCo or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of StarPoint Trust Units, without discrimination, including, without limiting the generality of the foregoing, StarPoint Energy Trust or AmalgamationCo or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by StarPoint Energy Trust or AmalgamationCo or both or where StarPoint Energy Trust or AmalgamationCo or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AmalgamationCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8                                                                               Ownership of Outstanding Shares

StarPoint Energy Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than StarPoint Energy Trust, ExchangeCo or any of their respective affiliates, StarPoint Energy Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AmalgamationCo.

2.9                                                                               StarPoint Energy Trust and ExchangeCo Not to Vote Exchangeable Shares

StarPoint Energy Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by StarPoint Energy Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting.  StarPoint Energy Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10                                                                        Due Performance

On and after the Effective Date, StarPoint Energy Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11                                                                        No Specified Financial Institution

On and after the effective date hereof and until AmalgamationCo no longer has any Exchangeable Shares issued and outstanding, neither StarPoint Energy Trust nor ExchangeCo nor any of its Affiliates will be a “specified financial institution” as that term is defined in the Income Tax Act (Canada).

2.12                                                                        Exercise of Call Rights

StarPoint Energy Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than StarPoint Energy Trust, ExchangeCo or any of their respective affiliates, StarPoint Energy Trust and ExchangeCo will formulate a policy respecting whether StarPoint Energy Trust and ExchangeCo or either of them will exercise any of the Call Rights.

ARTICLE 3
STARPOINT ENERGY TRUST SUCCESSORS

3.1                                                                               Certain Requirements in Respect of Combination, etc.

StarPoint Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a)                                 such other person or continuing entity (herein called the “StarPoint Energy Trust Successor”), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the StarPoint Energy Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such StarPoint Energy Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of StarPoint Energy Trust under this Agreement; and

(b)                                 such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2                                                                               Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the StarPoint Energy Trust Successor, ExchangeCo and AmalgamationCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon StarPoint Energy Trust Successor shall possess and from time to time may exercise each and every right and power of StarPoint Energy Trust under this agreement in the name of StarPoint Energy Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of AmalgamationCo or any officers of AmalgamationCo on behalf of StarPoint Energy Trust may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such StarPoint Energy Trust Successor.

3.3                                                                               Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of StarPoint Energy Trust with or into StarPoint Energy Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of StarPoint Energy Trust provided that all of the assets of such subsidiary are transferred to StarPoint Energy Trust or another wholly-owned direct or indirect subsidiary of StarPoint Energy Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1                                                                               Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than StarPoint Energy Trust, ExchangeCo or any of their respective Subsidiaries or affiliates.

4.2                                                                               Changes in Capital of StarPoint Energy Trust and AmalgamationCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either StarPoint Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which StarPoint Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3                                                                               Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4                                                                               Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by StarPoint Energy Trust, ExchangeCo and AmalgamationCo and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5                                                                               Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a)                                 adding to the covenants of StarPoint Energy Trust, ExchangeCo, AmalgamationCo or any combination of them for the protection of the holders of the Exchangeable Shares provided that the Board of Directors of ExchangeCo and the Board of Directors of AmalgamationCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b)                                 making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of AmalgamationCo and ExchangeCo, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such Boards of Directors, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c)                                  making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the Board of Directors of ExchangeCo and the Board of Directors of AmalgamationCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6                                                                               Meeting to Consider Amendments

AmalgamationCo, at the request of StarPoint Energy Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders.  Any such meeting or meetings shall be called and held in accordance with the by-laws of AmalgamationCo, the Share Provisions and all Applicable Laws.

4.7                                                                               Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8                                                                               Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9                                                                               Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice) to StarPoint Energy Trust, AmalgamationCo or ExchangeCo to:

StarPoint Energy Trust
c/o StarPoint Energy Ltd.
3900, 205 — 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Attention: President and Chief Executive Officer
Facsimile No. (403) 263-3388

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10                                                                        Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11                                                                        Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12                                                                        Attornment

Each of StarPoint Energy Trust, ExchangeCo and AmalgamationCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13                                                                        Liability of the Trust

The parties hereto acknowledge that AmalgamationCo is entering into this agreement solely in its capacity as authorized attorney on behalf of StarPoint Energy Trust and the obligations of StarPoint Energy Trust hereunder shall not be personally binding upon AmalgamationCo or any holder of StarPoint Trust Units and that any recourse against StarPoint Energy Trust, AmalgamationCo or any holder of StarPoint Trust Units in any manner in respect of any indebtedness, obligation or liability of StarPoint Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of December 6, 2004 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

STARPOINT ENERGY TRUST, by its authorized attorney, StarPoint Energy Ltd.		STARPOINT ENERGY LTD.

By:	(signed) “Paul Colborne”	By:	(signed) “Paul Colborne”
Name:	Paul Colborne	Name:	Paul Colborne
Title:	President and Chief Executive Officer	Title:	President and Chief Executive Officer

STARPOINT EXCHANGECO LTD.

By:	(signed) “Paul Colborne”
Name:	Paul Colborne
Title:	President and Chief Executive Officer